SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                           For the month of: June 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
                  -------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                  -------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                  -------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   X                   Form 40-F
                            ---                             ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                    No   X
                               ---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation (the "Company") dated June 16, 2003 in connection with the Company's corporate update at its annual and special meeting of shareholders.

News Release

FOR IMMEDIATE RELEASE

               WORLDHEART PROVIDES CORPORATE UPDATE AT ANNUAL AND
                        SPECIAL MEETING OF SHAREHOLDERS

OTTAWA - June 16, 2003 - (OTCBB: WHRTF, TSX: WHT) World Heart Corporation (WorldHeart), a medical device company based in Ottawa, Ontario and Oakland, California, today provided its shareholders with a review of the current status and future plans for the Corporation, its Novacor(R) LVAS (left ventricular assist system) and HeartSaverVAD(TM) (ventricular assist device).

President and CEO Rod Bryden reiterated the Corporation's focus to build a profitable business and substantial market share with its current product Novacor LVAS, through to 2007. The next-generation HeartSaverVAD is expected to enter clinical trials in 2005, and the commercial market commencing in 2007.

The Novacor LVAS is an electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. It is approved without restriction as to application and is the market leader in Europe, it is the only implantable mechanical cardiac assist device approved in the Japanese market, and is approved for use as a bridge to transplantation in the U.S. and Canada.

Mr. Bryden expressed optimism about current and future revenues from Novacor
LVAS: "Sales in Europe increased substantially following the release of the ePTFE inflow conduit in June of last year," he explained. "This growth continued in the first quarter of 2003 and we expect continued growth in that market. In Japan, sales are expected to increase modestly this year, pending a reimbursement decision scheduled for April of next year. Japan is then expected to be a major growth market for Novacor LVAS."

"In Canada and the United States, the ePTFE inflow conduit was approved in the first quarter 2003 and the number of implants has increased in the first weeks of the second quarter," Mr. Bryden continued. Within the existing bridge-to-transplantation approval, we expect sales in the United States to increase by more than 50% this year and to approximately double within 12 months," Mr. Bryden stated. "U.S. approval for long-term use by some patients who are not candidates for heart transplantation is expected this year. If that occurs, it will provide significant additional opportunities," Mr. Bryden stated.

Dr. Tofy Mussivand, Chairman and Chief Scientific Officer, gave shareholders a summary of the status of HeartSaverVAD. The new device is scheduled for initial in vivo tests during the second half of this year, formal pre-clinical trial next year and clinical trials in 2005. HeartSaverVAD will provide pulsatile blood flow, will be about half the size of Novacor LVAS, and will be about a third smaller than the original design for HeartSaverVAD. The design eliminates the need for a volume compensation chamber and the pumping action is by a magnetic drive, requiring no bearings.

"HeartSaverVAD will be small and highly reliable, with durability estimated beyond five years," explained Dr. Mussivand. "We intend to make HeartSaverVAD available in both fully implantable and percutaneous lead configurations, to provide choice to patients and health care providers," Dr. Mussivand said. The fully implantable configuration will include an implanted controller/battery and a transcutaneous energy transfer and communication system.

Mr. Bryden updated shareholders on the capital position and requirements of the
Corporation: "WorldHeart began the second quarter with less than $200,000 of cash. During the quarter, an early exercise of warrants of $1.6 million was completed and Technology Partnership Canada funding of approximately $2.3 million will have been received or claimed. These combined with increased revenues will meet minimum operating requirements for the quarter. As previously announced, WorldHeart will be raising additional capital to fund operations and to repay Cdn$10 million of debt due July 31st."

Dr. Tofy Mussivand outlined the Company's intention to add two independent Directors following the completion of the capital issue. "I have informed the Board that I will step down from my role as Chairman to allow for a new Chairman to be chosen from the independent members of our Board. I will remain as a member of the Board of Directors and Chief Scientific Officer of the Corporation," concluded Dr. Mussivand.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.


For more information, please contact:
Michelle Banning,
Manager, Corporate Communications
(613) 226-4278, ext: 2995 or (510) 563-4995
communications@worldheart.com

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             World Heart Corporation


Date: June 17, 2003                          By:  /s/ Ian Malone
                                                --------------------------------
                                                Name:  Ian Malone
                                                Title: Vice President Finance
                                                       and Chief Financial
                                                       Officer